adidas-Salomon

02015929

adidas-Salomon AG
World of Sports
91074 Herzogenaurach
Germany
Phone (+49) 9132 / 84 - 2803
Fax (+49) 9132 / 84 - 3219

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

SUPPL

11.03.2002

adidas-Salomon AG
SEC Filing
Exemption pursuant to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

Dear Mr. Dusek,

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

02 MAR 19 AM 8:15

in compliance with the above rule, please find attached

- the Annual Report 2001 (Attachment No. 1)
- the Third Quarter Report 2001 (Attachment No. 2)
- the First Half Year Report 2001 (Attachment No. 3)
- the First Quarter Report 2001 (Attachment No. 4)

- the Ad hoc publication dated September 18, 2001 (Attachment No. 5)
- the Ad hoc publication dated January 31, 2001 (Attachment No. 6)

- the invitation to our forthcoming Shareholders' Meeting (Attachment No. 7)

If you need further information, please do not hesitate to contact me.

Kind regards,

Gabriele Dirian
Company Secretary

dw 3/19

Attachments

02 MAR 18 AM 8:38



FIRST QUARTER REPORT 2001

adidas-Salomon

First Quarter Report 2001

Key Points in Brief:

- Net sales growth continues
- Gross margin strength maintained
- Operating expenses decline as a percent of net sales
- Operating profit and margin improve
- Financial expenses increase
- Positive order situation continues
- 2001 earnings per share target confirmed

Dear Shareholders,

In the first quarter of the year 2001, net sales for adidas-Salomon grew 3 percent to reach € 1.6 billion, continuing the positive sales performance of the prior year.

As in the preceding quarters, TaylorMade-adidas Golf and Salomon delivered above-average growth of 23 and 7 percent respectively, reaching € 154 million and € 105 million. At adidas, sales increased 1 percent to € 1.3 billion, with improvements recorded in all regions except North America.

Gross margin for the Group was nearly stable at 41.7 percent, despite negative effects of the strong US Dollar.

SG&A expenses as a percent of net sales declined 0.9 percentage points in the first three months of the year to 32.4 percent. Stricter cost control and a reduction in the marketing working budget at brand adidas drove this decline. As a result, operating profit for the Group increased 9 percent year-over-year to reach € 124 million.

Higher financial expenses, in particular those associated with interest and currency valuation effects, led to a 9 percent decrease in income before taxes. A slightly higher tax rate led to a deterioration of net income versus the previous year to € 46 million. As this result is in line with internal plans for the first quarter, adidas-Salomon reiterates its previously announced forecast that net earnings for the full year will be 15 percent above the previous year's level.

Net Sales
(euros in millions)



Q1
Q2
Q3
Q4
0
500
1,000
1,500
2,000
2000
2001

Group sales up 3 percent, Hardware and Footwear both deliver impressive gains

adidas-Salomon net sales in the first quarter of 2001 increased by 3 percent to € 1.6 billion.

The trend of mixed development among the product divisions continued in the first quarter. Growth was recorded in both the Footwear and Hardware divisions. As a result of the strong sales performance of the TaylorMade-adidas Golf and Salomon products, Hardware sales showed the strongest growth, increasing by 11 percent to reach € 261 million. Footwear sales were up 5 percent to € 749 million, while Apparel declined 4 percent to € 547 million.

Sales grow for adidas, Salomon and TaylorMade-adidas Golf

adidas brand sales in the first quarter of 2001 were € 1.3 billion. Sales grew in all regions except North America, leading to a 1 percent increase year-over-year. With respect to product divisions, Footwear sales increased by 5 percent to reach € 697 million, with particular strength in the basketball and adventure categories. Apparel declined 5 percent to € 536 million, primarily as a result of soccer and training category development.

Salomon sales reached € 105 million, increasing 7 percent over the previous year. Sales of inline skates led the way, up 57 percent as a result of the strong new product offering especially in the US market following litigation which had limited models available in 2000.

TaylorMade-adidas Golf increased net sales by 23 percent to € 154 million year-over-year. This reflects the strong market acceptance of the 300 Series™ metalwoods, which is the No. 1 driver played on the PGA Tour (Darrell Survey). As a result, sales in the metalwoods category improved 65 percent over the previous year. adidas Golf footwear and apparel also continued to deliver strong sales increases.

Regional strength in Latin America, Asia and Europe continues, North America remains a challenge

In terms of regional performance at adidas-Salomon, Latin America continued to deliver the highest growth rates. Net sales increased 22 percent to € 41 million. An important component of this growth came from adidas Colombia, where sales more than doubled versus the same period last year.

In Asia, sales grew 16 percent to € 213 million in the first three months of 2001. Sales increases were highest in Japan, Korea and China. Continued success of TaylorMade-adidas Golf was the largest component of this growth.

In Europe, sales grew 5 percent to reach € 852 million. This was at the top end of expectations and was driven by improvements in nearly all major markets.

In North America, net sales declined 6 percent to € 445 million in the first quarter. Strong growth at Salomon (+25 percent) and moderate gains at TaylorMade-adidas Golf (+4 percent) could not compensate for the 11 percent decline at adidas due to the mixed response to the Spring/Summer 2001 collection. This is in line with adidas-Salomon's expectations, as communicated last year.

Net Sales by Region

(euros in millions)	Sales	% of Total
Europe	852	54.7
North America	445	28.6
Asia	213	13.6
Latin America	41	2.6
Total*	**1,558**	**100.0**

* Difference in total due to HQ/Consolidation

Gross margin strength maintained despite strong US Dollar

The gross margin in the first quarter remained strong at 41.7 percent despite the impact of the strong US Dollar. This represents only a slight decline of 0.3 percentage points over the previous year as increased selling prices and an improved product mix could largely offset negative currency effects.

Operating expense control leads to improved operating profit and margin

SG&A expenses as a percent of sales declined 0.9 percentage points to 32.4 percent in the first quarter. In absolute terms, spending was flat versus the same period last year. Had exchange rates been constant, these expenses would have declined 2 percent, largely due to improved cost control and decreases in marketing working budget at brand adidas. Marketing working budget declined 1.6 percent (4.4 percent currency-neutral).

As a result, operating profit increased 9 percent to € 124 million compared to the previous year.

Negative financial result causes decrease in IBT and net income

The non-operating result declined significantly, driven by the weak financial result, in particular the interest result and currency valuation effects. As a consequence, income before taxes was € 92 million, declining 9 percent year-over-year.

The tax rate rose by 1.3 percentage points year-over-year to 42.8 percent. The tax burden was unfavorably impacted by development of the regional earnings structure. Minority interests remained unchanged from the previous year's levels at € 6 million. Net income for the quarter declined 12 percent to € 46 million. This meant that earnings per share were recorded at € 1.02.

Working capital higher, but aging of inventories and receivables improves

Inventories for the Group increased 29 percent at the end of March versus the previous year. Inventory increases at Salomon and TaylorMade-adidas Golf were in line with sales expectations for the rest of the year. Inventories for the adidas brand rose by 27 percent as a result of strong US Dollar impacts on inventory valuation and ongoing level loading activities necessary for a more balanced utilization of production capacities and better delivery capabilities. Inventory quality has improved significantly.

At the end of March, receivables were up 6 percent. The largest component of this increase came from TaylorMade-adidas Golf and is a direct result of higher sales in recent months. The aging of receivables has also improved.

Gross Margin
(in % of net sales)


Q1
Q2
Q3
Q4
0
10
20
30
40
50
60
2000
2001

Positive order situation continues

The order backlogs for the adidas brand again continued to show growth. At the end of March, orders increased 1 percent above the previous year's level. On a currency-neutral basis, this figure is also positive for the first time in 10 quarters. Regionally, backlogs grew by 12 percent in Asia and 4 percent in Europe. North America, in contrast, recorded a decrease of 7 percent despite the improving Apparel backlog, which was positive for the first time in more than two years.

Order development for Salomon and TaylorMade-adidas Golf was also positive.

Outlook

The results recorded for the first quarter of 2001 are in line with internal plans and support our outlook for the full year. Further, important indications have been provided to underscore our confidence in the remaining quarters of 2001. adidas-Salomon continues to expect that consolidated sales in 2001 will increase 3 to 5 percent. Improvements are expected in all regions except North America. We expect the gross margin to remain within our ongoing target corridor of 41 to 43 percent. We also expect to deliver continued progress with respect to the reduction of operating expenses throughout the year. As a result of these developments, which are in line with the medium-term goals we announced in January 2000, we reconfirm our 15 percent earnings growth target for adidas-Salomon in 2001.

Order Backlog by Segment and Region (adidas)

(Change year-over-year in %)

	Europe	North America	Asia	Total
Footwear	10	(12)	34	3
Apparel	0	1	(5)	(1)
Total	**4**	**(7)**	**12**	**1**

2001 Share Price Development


140
120
100
80
60
Jan 1
Jan 15
Feb 1
Feb 15
Mar 1
Mar 15
Apr 1
Apr 15
Apr 30
adidas-Salomon
DAX-30 Index
Standard & Poor's SuperCap Footwear Index

Consolidated Balance Sheets (IAS)

(euros in millions)	March 31, 2001	March 31, 2000	Change 2001/2000
Cash and cash equivalents	69	50	36.2%
Accounts receivable	1,291	1,223	5.6%
Inventories	1,277	991	28.9%
Other current assets	314	231	35.9%
Property, plant and equipment	320	290	10.3%
Goodwill and other intangible assets	672	704	(4.6)%
Other non-current assets	247	273	(9.8)%
Total assets	**4,189**	**3,763**	**11.3%**
Short-term borrowings	345	269	28.3%
Other current liabilities	1,122	1,079	4.0%
Long-term borrowings	1,624	1,488	9.1%
Other non-current liabilities	148	110	34.7%
Minority interests	47	71	(33.7)%
Shareholders' equity	903	745	21.1%
Total liabilities and shareholders' equity	**4,189**	**3,763**	**11.3%**
Additional balance sheet information			
Working capital	1,483	1,147	29.3%
Total borrowings, net	1,898	1,705	11.3%
Financial leverage	210.3%	228.8%	–

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	1st quarter 2001	1st quarter 2000	Change 2001/2000
Net sales	1,558	1,517	*2.7%*
Cost of sales	909	880	*3.3%*
Gross profit	**649**	**637**	***1.9%***
(in % of net sales)	*41.7%*	*42.0%*	*(0.3) PP*
Selling, general and administrative expenses (SG&A)	506	506	*0.0%*
(in % of net sales)	*32.4%*	*33.3%*	*(0.9) PP*
Depreciation and amortization (excl. goodwill)	19	17	*15.2%*
Operating profit	**124**	**115**	***8.5%***
(in % of net sales)	*8.0%*	*7.6%*	*0.4 PP*
Goodwill amortization	10	10	*1.7%*
Royalty and commission income	10	9	*10.2%*
Financial expenses, net	33	13	*149.7%*
Income before taxes and minority interests	**92**	**101**	***(9.0)%***
(in % of net sales)	*5.9%*	*6.6%*	*(0.8) PP*
Income taxes	39	42	*(6.0)%*
(in % of income before taxes and minority interests)	*42.8%*	*41.4%*	*1.3 PP*
Minority interests	6	6	*0.3%*
Net income	**46**	**53**	***(12.4)%***
(in % of net sales)	*3.0%*	*3.5%*	*(0.5) PP*
Net income per ordinary share (in euros)	**1.02**	**1.16**	***(12.4)%***

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Brand

(euros in millions)

	Net sales		Gross margin		Operating profit	
	2001	2000	2001	2000	2001	2000
adidas	1,277	1,268	499 *39.1%*	514 *40.6%*	137	142
Salomon	105	98	35 *33.7%*	32 *32.5%*	(22)	(15)
TaylorMade-adidas Golf	154	125	77 *49.9%*	61 *47.8%*	18	14
Mavic	16	16	7 *46.1%*	7 *41.8%*	3	3
Total*	**1,558**	**1,517**	**649** *41.7%*	**637** *42.0%*	**124**	**115**

Segmental Information by Region

(euros in millions)

	Net sales		Gross margin		Operating profit	
	2001	2000	2001	2000	2001	2000
Europe	852	815	337 *39.4%*	340 *41.7%*	162	153
North America	445	476	169 *36.7%*	179 *37.7%*	16	41
Asia	213	183	102 *47.6%*	82 *44.8%*	35	19
Latin America	41	33	16 *38.3%*	14 *41.0%*	2	4
Total*	**1,558**	**1,517**	**649** *41.7%*	**637** *42.0%*	**124**	**115**

* Difference in total due to HQ/Consolidation
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Financial Calendar 2001

May 3	First Quarter Results released Conference Call/Webcast
May 10	Annual General Meeting (Fürth, Bavaria) Webcast
May 11	Dividend paid*
August 7	First Half Year Results released Conference Call/Webcast
November 6	Nine Months Results released Conference Call/Webcast

* Subject to Annual General Meeting approval.

adidas-Salomon AG
Adi-Dassler-Strasse 1–2
91074 Herzogenaurach
Germany
Tel.: +49 (9132) 84-0
Fax: +49 (9132) 84-2241
Internet: www.adidas.com

Investor Relations:
Tel.: +49 (9132) 84-2920 / 3584
Fax: +49 (9132) 84-3127
Internet: www.adidas.com/investor
e-mail: investor.relations@adidas.de

adidas-Salomon is a member of DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA)



adidas adidas adidas EQUIPMENT SALOMON TaylorMade MAVIC



FIRST HALF YEAR REPORT 2001

adidas-Salomon

First Half Year Report 2001

Key Points in Brief:

- Net sales increase 6 percent, all brands growing
- Gross margin strength maintained at 43.3 percent despite currency pressure
- Operating expenses decline as a percent of net sales
- Operating profit and margin improve
- Order situation continues to improve
- 2001 earnings per share target confirmed

Dear Shareholders,
In the first half of 2001, net sales for adidas-Salomon grew 6 percent to reach € 2.9 billion, exceeding the sales growth targets of 3 to 5 percent for the year.

All brands delivered sales increases. TaylorMade-adidas Golf sales grew most strongly, up 23 percent over the previous year's level. At adidas, sales increased 4 percent, driven by strong gains in Europe, where sales increased 8 percent. adidas sales in Asia and Latin America increased at double-digit rates.

Gross margin for the Group in the first half was nearly unchanged versus the previous year's level at 43.3 percent, despite negative effects of the strong US Dollar.

SG&A expenses as a percent of net sales declined 0.8 percentage points in the first half to 35.2 percent. As a result, operating profit for the Group increased 17 percent year-over-year to reach € 198 million.

Despite continued high financial expenses, income before taxes increased 2 percent to € 139 million for the first half. This represents a strong improvement over the first quarter when IBT was down 9 percent versus the prior year. Higher taxes led to a 3 percent decrease in net income to € 71 million or € 1.56 earnings per share for the first half year.

On the operational front, important progress has been made on the Group's marketing strategy and product pipeline. Two new cutting-edge footwear technologies, ClimaCool™ and a³, were presented at adidas-Salomon's second annual Investor Day in Herzogenaurach, Germany on July 12, 2001. Additionally, global marketing strategies and management were presented for the FOREVER SPORT and ORIGINAL divisions of brand adidas as well as the new Salomon apparel line. A summary of these presentations is available at www.adidas.com/investor.

Net Sales
(euros in millions)



Q1
Q2
Q3
Q4
0
500
1,000
1,500
2,000
2000
2001

Group sales up 6 percent, growth in all product divisions
adidas-Salomon net sales in the first half of 2001 increased by 6 percent to € 2.9 billion, exceeding the sales growth targets of 3 to 5 percent for the year. Currency-neutral, the net sales increase was 5 percent. The sales increase in the second quarter was 10 percent to € 1.4 billion.

All product divisions developed positively. Footwear sales increased 7 percent to € 1.4 billion in the first six months, reflecting double-digit increases in the basketball and soccer categories. Apparel grew 1 percent to € 1.0 billion, as a result of positive developments in the running and training categories. Hardware sales grew an impressive 14 percent to € 512 million, largely as a result of the strong TaylorMade performance.

Positive sales performance in all brands
adidas brand sales increased 8 percent in the second quarter, driving sales for the Group's core brand for the first half to € 2.4 billion, a 4 percent increase year-over-year.

TaylorMade-adidas Golf increased net sales for the first half by 23 percent year-over-year to € 325 million. Sales in the metal-woods category improved 58 percent over the previous year, highlighting the strength of the 300 Series™, which is currently the No. 1 driver played on the US, European and Japanese PGA Tours (Darrell Survey).

Salomon sales increased 6 percent to € 163 million over the previous year primarily as a result of the strong inline skate sales in North America.

Impressive Q2 regional development: double-digit increases in Europe, Asia and Latin America, North America nears the previous year's level
In terms of regional performance at adidas-Salomon, European sales grew 12 percent in the second quarter and 8 percent in the first half to reach € 1.5 billion, further strengthening adidas-Salomon's leadership position in this region. The largest sales improvements came from France, Germany and Italy.

In Asia, sales grew 20 percent in the second quarter and 18 percent for the half to € 429 million. The biggest growth contributors were Japan, New Zealand and China.

In Latin America, net sales for the first half increased 20 percent to € 82 million. An important component of this growth came from Colombia, where sales were up 75 percent versus the same period last year. Double-digit sales increases were also delivered by Argentina, Brazil and Chile.

In North America, net sales declined 1 percent in the second quarter and 4 percent year-to-date to € 885 million. Strong growth at Salomon (+31 percent), moderate gains at TaylorMade-adidas Golf (+8 percent) and gradual improvements at adidas (–5 percent in Q2 versus –11 percent in Q1) all helped improve the situation in North America. Group strategy for this region in 2001 forecasts qualitative improvements first, to be followed by renewed sales growth in absolute terms from 2002.

Net Sales by Region First Half Year 2001

(euros in millions)	Sales	% of Total
Europe	1,513	51.7
North America	885	30.2
Asia	429	14.6
Latin America	82	2.8
Total*	**2,927**	**100.0**

* Difference in total due to HQ/Consolidation

Gross margin at 43.3 percent despite strong US Dollar
The gross margin in the first half of 2001 was maintained at the high level of 43.3 percent. This is only 0.1 percentage points lower than the previous year despite the impact of the strong US Dollar and the challenging promotional environment in North America. In the second quarter, the gross margin increased 0.1 percentage points to 45.2 percent, reflecting major improvements at TaylorMade-adidas Golf and an improved product mix throughout the Group.

Strict cost control leads to improved operating profit and margin
SG&A expenses as a percent of sales declined 0.8 percentage points to 35.2 percent in the first half. In absolute terms, spending increased 3 percent versus the same period last year. Currency-neutral, these expenses increased only 1 percent. A reduction in the marketing working budget at brand adidas outweighed increased sales expenses associated with expanding adidas retail activities and supporting the Salomon and TaylorMade brands.

As a result, operating profit in the first half increased 17 percent to € 198 million compared to the previous year.

IBT increases 34 percent in Q2 and 2 percent for the half year
Income before taxes increased 34 percent in the second quarter and 2 percent for the half to reach € 139 million as a result of strong sales development, stable margins and strict cost control. This increase occurred despite higher financial expenses.

EPS increases 22 percent in Q2, down 3 percent year-to-date
The tax rate rose by 2.6 percentage points year-over-year to 42.8 percent. Minority interests increased 2 percent from the previous year to € 9 million. Net income increased 22 percent in the second quarter to € 24 million or € 0.54 per share. As a result, net income for the first half decreased 3 percent to € 71 million, in line with expectations, and earnings per share were € 1.56.

Working capital higher, but aging of inventories and receivables improves
Inventories for the Group were up 22 percent at the end of June versus the previous year, however over one third of this was currency-related. Other increases were largely in line with sales expectations for the rest of the year. The inventory aging structure has developed positively.

At the end of June, receivables were up 20 percent (16 percent currency-neutral) versus the previous year. The largest component of this increase came from TaylorMade-adidas Golf. Other increases are a direct result of higher sales in the first half. The aging of receivables has improved.

Gross Margin
(in % of net sales)



Q1
Q2
Q3
Q4
0
10
20
30
40
50
60
2000
2001

Order situation continues to improve

The order backlogs for the adidas brand again showed positive growth. At the end of June, orders increased 2 percent above the previous year's level. In Europe, backlogs grew by 6 percent, with particular strength in the Footwear division. Asia backlogs decreased 1 percent (increasing 3 percent in constant currency). adidas backlogs in North America declined 2 percent or 13 percent in constant currency, with significant improvements in the apparel backlog.

Outlook

The results recorded for the first half of 2001 are in line with expectations and support our outlook for the full year. adidas-Salomon continues to expect consolidated sales growth of 3 to 5 percent for 2001. We expect the gross margin to be in the top half of our target corridor of 41 to 43 percent. Group operating expenses will be reduced versus the previous year's level. As a result of these developments, adidas-Salomon reconfirms its target of 15 percent earnings growth for 2001.

Order Backlog by Segment and Region (adidas)

(Change year-over-year in %)	Europe	North America	Asia	Total
Footwear	13	(11)	17	3
Apparel	(1)	11	(17)	1
Total	**6**	**(2)**	**(1)**	**2**

2001 First Half Year Share Price Development


130
120
110
100
90
80
70
Jan 2
Feb 1
Mar 1
Apr 1
May 1
Jun 1
Jul 1
Jul 31
adidas-Salomon
DAX-30 Index
Standard & Poor's SuperCap Footwear Index

Consolidated Balance Sheets (IAS)

(euros in millions)	June 30, 2001	June 30, 2000	Change 2001/2000
Cash and cash equivalents	91	82	11.0%
Accounts receivable	1,217	1,014	20.0%
Inventories	1,537	1,258	22.2%
Other current assets	305	236	29.1%
Property, plant and equipment	351	313	12.3%
Goodwill and other intangible assets	684	699	(2.2)%
Other non-current assets	274	262	4.5%
Total assets	**4,459**	**3,864**	***15.4%***
Short-term borrowings	474	313	51.4%
Other current liabilities	1,193	1,131	5.5%
Long-term borrowings	1,681	1,526	10.1%
Other non-current liabilities	165	110	50.0%
Minority interests	49	72	(32.1)%
Shareholders' equity	898	712	26.2%
Total liabilities and shareholders' equity	**4,459**	**3,864**	***15.4%***
Additional balance sheet information			
Working capital	1,484	1,146	29.5%
Total borrowings, net	2,061	1,755	17.4%
Financial leverage	229.6%	246.7%	–

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	1st half year 2001	1st half year 2000	Change 2001/2000
Net sales	2,927	2,765	*5.9%*
Cost of sales	1,659	1,565	*6.0%*
Gross profit	**1,268**	**1,200**	***5.6%***
(in % of net sales)	*43.3%*	*43.4%*	*(0.1) PP*
Selling, general and administrative expenses (SG&A)	1,029	995	*3.5%*
(in % of net sales)	*35.2%*	*36.0%*	*(0.8) PP*
Depreciation and amortization (excl. goodwill)	40	35	*12.3%*
Operating profit	**198**	**170**	***16.6%***
(in % of net sales)	*6.8%*	*6.2%*	*0.6 PP*
Goodwill amortization	20	20	*2.3%*
Royalty and commission income	19	19	*(3.5)%*
Financial expenses, net	59	34	*72.8%*
Extraordinary income (see note)	1	0	*342.6%*
Income before taxes and minority interests	**139**	**136**	**2.2%**
(in % of net sales)	*4.7%*	*4.9%*	*(0.2) PP*
Income taxes	59	55	*8.9%*
(in % of income before taxes and minority interests)	*42.8%*	*40.2%*	*2.6 PP*
Minority interests	9	9	*2.2%*
Net income	**71**	**73**	**(2.9)%**
(in % of net sales)	*2.4%*	*2.6%*	*(0.2) PP*
Net income per ordinary share (in euros)	**1.56**	**1.60**	**(2.9)%**

Note: Contribution from two shareholders relating to share option plan; expenses of the same amount included in selling, general and administrative expenses.
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	2nd quarter 2001	2nd quarter 2000	Change 2001/2000
Net sales	1,368	1,248	*9.7%*
Cost of sales	750	685	*9.5%*
Gross profit	**619**	**563**	***9.8%***
(in % of net sales)	*45.2%*	*45.1%*	*0.1 PP*
Selling, general and administrative expenses (SG&A)	524	489	*7.1%*
(in % of net sales)	*38.3%*	*39.2%*	*(0.9) PP*
Depreciation and amortization (excl. goodwill)	21	19	*9.7%*
Operating profit	**74**	**55**	***33.3%***
(in % of net sales)	*5.4%*	*4.4%*	*1.0 PP*
Goodwill amortization	10	10	*2.9%*
Royalty and commission income	9	11	*(14.9)%*
Financial expenses, net	26	21	*24.0%*
Extraordinary income (see note)	1	0	*164.2%*
Income before taxes and minority interests	**47**	**35**	***33.8%***
(in % of net sales)	*3.5%*	*2.8%*	*0.6 PP*
Income taxes	20	13	*56.9%*
(in % of income before taxes and minority interests)	*42.9%*	*36.6%*	*6.3 PP*
Minority interests	3	2	*7.0%*
Net income	**24**	**20**	***22.2%***
(in % of net sales)	*1.8%*	*1.6%*	*0.2 PP*
Net income per ordinary share (in euros)	**0.54**	**0.44**	***22.2%***

Note: Contribution from two shareholders relating to share option plan: expenses of the same amount included in selling, general and administrative expenses.
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Brand (First Half Year 2001)

(euros in millions)

	Net sales		Gross margin		Operating profit	
	2001	2000	2001	2000	2001	2000
adidas	2,394	2,307	940 *39.3%*	963 *41.7%*	192	224
Salomon	163	154	56 *34.7%*	53 *34.6%*	(60)	(40)
TaylorMade-adidas Golf	325	264	174 *53.4%*	129 *48.3%*	53	38
Mavic	31	30	14 *45.6%*	12 *40.2%*	6	4
Total*	**2,927**	**2,765**	**1,268** *43.3%*	**1,200** *43.4%*	**198**	**170**

Segmental Information by Region (First Half Year 2001)

(euros in millions)

	Net sales		Gross margin		Operating profit	
	2001	2000	2001	2000	2001	2000
Europe	1,513	1,404	606 *39.9%*	602 *42.9%*	242	232
North America	885	918	348 *38.1%*	358 *39.0%*	59	97
Asia	429	363	205 *47.5%*	169 *46.5%*	57	40
Latin America	82	68	33 *40.8%*	28 *41.1%*	7	6
Total*	**2,927**	**2,765**	**1,268** *43.3%*	**1,200** *43.4%*	**198**	**170**

* Difference in total due to HQ/Consolidation

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Financial Calendar

November 6, 2001	Nine Months Results released Conference Call/Webcast
March 7, 2002	2001 Results released Analyst and Press Conference Conference Call/Webcast
May 2, 2002	First Quarter Results released Conference Call/Webcast
May 8, 2002	Annual General Meeting (Fürth, Bavaria) Webcast
May 9, 2002	Dividend paid*
August 7, 2002	First Half Year Results released Conference Call/Webcast

* Subject to Annual General Meeting approval.

adidas-Salomon AG
Adi-Dassler-Strasse 1–2
91074 Herzogenaurach
Germany
Tel.: +49 (9132) 84-0
Fax: +49 (9132) 84-2241
Internet: www.adidas.com

Investor Relations:
Tel.: +49 (9132) 84-2920 / 3584
Fax: +49 (9132) 84-3127
Internet: www.adidas.com/investor
e-mail: investor.relations@adidas.de

adidas-Salomon is a member of
DIRK (German Investor Relations Association) and
NIRI (National Investor Relations Institute, USA)



adidas adidas adidas EQUIPMENT SALOMON TaylorMade MAVIC



NINE MONTHS REPORT 2001

adidas-Salomon

Nine Months Report 2001

Key Points in Brief:

- Net sales increase 6 percent, Salomon and TaylorMade-adidas Golf up double-digits
- SG&A expenses decline as a percentage of net sales
- North American Footwear backlogs positive for the first time in ten quarters
- Major working capital improvement, led by inventories
- 2001 earnings per share target unchanged

Dear Shareholders,
In the first nine months of 2001, net sales for adidas-Salomon grew 6 percent to reach € 4.7 billion, continuing the growth trend registered in the first half of the year.

All brands delivered sales increases. At adidas, sales grew 4 percent, driven by strong gains in Asia (+13 percent) and Europe (+7 percent). TaylorMade-adidas Golf sales grew most strongly, up 22 percent over the previous year's level. Salomon sales increased 15 percent, with strong growth coming in the third quarter.

Gross margin for the Group in the first nine months of 2001 declined only slightly to reach 42.8 percent, despite negative effects of the strong US Dollar and the highly promotional environment in North America.

Strict cost control, which has been a management focus in 2001, led to a 0.9 percentage point decline in SG&A expenses as a percent of net sales in the first nine months to 32.6 percent. As a result, operating profit for the Group increased 9 percent year-over-year to reach € 420 million.

Higher interest expenses and the devaluation of currencies in emerging markets led to higher financial expenses versus the prior year. As a result, income before taxes came in only 1 percent above the prior year's level. Taxes for the Group declined significantly in the quarter, as a result of proportionally higher profits in countries with lower tax rates and the reduction of the German tax rate, so that net income of € 184 million or € 4.07 earnings per share was recorded for the first nine months.

The events of September 11, 2001 had no significant impact on adidas-Salomon results in the third quarter. However, increased market uncertainty does make future performance more difficult to predict.

Net Sales
(euros in millions)


Q1
Q2
Q3
Q4
0
500
1,000
1,500
2,000
2000
2001

Group sales up 6 percent, growth in all product divisions
adidas-Salomon net sales in the first nine months of 2001 increased by 6 percent to € 4.7 billion. Currency-neutral, the net sales increase was also 6 percent. The sales increase in the third quarter was 7 percent to € 1.8 billion.

All product divisions developed positively. Footwear sales increased 6 percent to € 2.1 billion in the first nine months, including nearly 40 percent growth in basketball plus healthy growth in the soccer and tennis categories. Apparel sales grew 3 percent to € 1.7 billion, as a result of positive developments in the running and training categories. Hardware sales grew 15 percent, as a result of strong performance at Salomon and TaylorMade.

Positive sales performance continues for all brands
adidas brand sales increased 4 percent in the third quarter driving sales for the first nine months to € 3.8 billion, a 4 percent increase year-over-year. This growth is within the 3 to 5 percent growth target established for brand adidas.

TaylorMade-adidas Golf increased net sales in the first nine months by 22 percent to € 438 million. Sales in the metalwoods category improved 59 percent over the previous year, highlighting the strength of the 300 Series™, which continues to be the No. 1 driver played on the US, European and Japanese PGA Tours (Darrell Survey).

Salomon sales increased by 15 percent to € 384 million year-over-year. Big increases were recorded in all alpine categories as well as strong growth in the apparel category from a small base following the launch of the Salomon "Advanced Skin" collection. Sales of inline skates in North America also grew at double-digit rates.

Impressive Q3 regional development: North American sales up for the first time this year
Net sales for adidas-Salomon in North America increased 1 percent in the third quarter. This was the first quarter of positive sales development for the Group in the region this year and brought year-to-date performance to –2 percent or € 1.4 billion. Strong growth at Salomon in the third quarter (+41 percent) and continued improvements at adidas (–3 percent in Q3 versus –5 percent in Q2 and –11 percent in Q1) drove the favorable sales situation in North America.

European sales grew 8 percent in the third quarter and 8 percent in the first nine months to reach € 2.4 billion. All brands showed positive development. The largest sales improvements in the third quarter came from TaylorMade-adidas Golf and adidas activities in France, the UK, Spain and Austria.

In Asia, sales grew 17 percent in the third quarter and 18 percent year-to-date to € 693 million. The strongest growth in the region again came from TaylorMade-adidas Golf where sales increased 93 percent in the first nine months. On a country basis, strongest performance was recorded in Japan, Korea and China.

In Latin America, net sales declined by 10 percent for the quarter as a result of generally weaker market conditions but remained up 7 percent year-to-date versus the prior year at € 129 million. An important component of this growth came from Brazil, where sales in the first nine months increased nearly 20 percent versus the same period last year.

Net Sales by Region Nine Months 2001

(euros in millions)	Sales	% of Total
Europe	2,446	52
North America	1,420	30
Asia	693	15
Latin America	129	3
Total*	**4,717**	**100**

* Difference in total due to HQ/Consolidation

Gross margin at 42.8 percent despite strong US Dollar and heavily promotional environment in North America

The gross margin in the first nine months of 2001 was 42.8 percent. This represents a 0.6 percentage point decline versus the previous year. Salomon, TaylorMade-adidas Golf and Mavic all delivered significant improvements. However, brand adidas gross margin declined as a result of currency impacts on its product purchasing prices and the highly promotional environment in North America as well as inventory reduction initiatives. In the third quarter, the gross margin for the Group decreased 1.4 percentage points to 42.0 percent.

Strict cost control contributes to operating profit and margin improvements

SG&A expenses as a percent of sales declined 0.9 percentage points to 32.6 percent in the first nine months. In absolute terms, spending increased 3 percent versus the same period last year. Currency-neutral, these expenses increased only 2 percent. In line with management targets to reduce marketing working budget expenses for the Group, all brands except TaylorMade-adidas Golf reduced this spending in the third quarter. On a year-to-date basis, strict cost control measures within the Group outweighed increased sales expenses associated with expanding adidas retail activities and supporting the Salomon and TaylorMade brands.

As a result, operating profit in the first nine months increased 9 percent to € 420 million versus the previous year.

IBT up 1 percent for the first nine months

Income before taxes reached € 330 million for the first nine months of the year. This represents a year-over-year increase of 1 percent and was the result of strong sales development, stable margins and strict cost control. but higher financial expenses. In the third quarter. the IBT grew 1 percent versus the prior year.

EPS increases 4 percent year-to-date

The tax rate decreased by 0.9 percentage points year-over-year to 39.0 percent due to proportionally higher profits in countries with lower tax rates and the reduction of the German tax rate. Minority interests decreased 9 percent from the previous year to € 17 million, mainly due to the developments in Turkey. Net income increased 9 percent in the third quarter to € 114 million or € 2.51 per share. As a result, net income for the first nine months increased 4 percent to € 184 million in line with expectations and earnings per share were € 4.07.

Big strides made in working capital, led by inventory improvements

Inventories for the Group were up less than 1 percent at the end of September versus the previous year. The inventory aging structure also developed positively. These results reflect the significant progress adidas-Salomon has already made on the management of its working capital.

At the end of September, receivables increased 8 percent versus the previous year. This was largely in line with sales increases for the Group during the third quarter.

Shareholders' equity increased 13 percent year-over-year and now represents 23 percent of adidas-Salomon total assets.

Gross Margin
(in % of net sales)


Q1
Q2
Q3
Q4
0
10
20
30
40
50
60
2000
2001

Strong backlog improvement in North America and Asia
Order backlogs for the adidas brand continued to develop positively. At the end of September, orders were 3 percent above the previous year's level on a currency-neutral basis. The backlog situation in North America improved significantly, increasing 12 percentage points versus the prior quarter on a currency-neutral basis to –1 percent. In particular, Footwear made significant progress, becoming positive for the first time in ten quarters. In Asia, backlogs increased 32 percent in constant currency. European backlogs declined 3 percent as a result of timing issues and are therefore not indicative of the anticipated growth in the region.

Outlook
The results recorded for the first nine months of 2001 are in line with expectations and support our outlook for the full year. adidas-Salomon continues to expect consolidated sales growth of around 5 percent for 2001, with the strongest improvements coming from Salomon, TaylorMade-adidas Golf and our adidas activities in Asia. We expect the gross margin to be in the top half of our 41 to 43 percent target corridor and Group operating expenses as a percent of net sales to remain below prior year levels. The impact of the events of September 11, 2001 is still being assessed throughout our Company. While it is inevitable that these events will have negative effects on the world economy and our industry, we continue to believe that we are well positioned within the market to meet our 15 percent earnings growth target for 2001 and *further grow our business in 2002.*

Order Backlogs adidas (Sept. 30)

(Change year-over-year in %)	Europe	North America	Asia	Total
Footwear	1	(4)	24	2
Apparel	(7)	(7)	6	(6)
Total	**(3)**	**(5)**	**15**	**(1)**

Currency-Neutral Order Backlogs adidas (Sept. 30)

(Change year-over-year in %)	North America	Asia	Total
Footwear	0	41	7
Apparel	(3)	20	(2)
Total	**(1)**	**32**	**3**

2001 Share Price Development


130
120
110
100
90
80
70
60
50
Jan 2
Feb 1
Mar 1
Apr 1
May 1
Jun 1
Aug 1
Sep 1
Oct 1
Oct 31

adidas-Salomon
DAX-30 Index
Standard & Poor's SuperCap Footwear Index

Consolidated Balance Sheets (IAS)

(euros in millions)	September 30, 2001	September 30, 2000	Change 2001/2000
Cash and cash equivalents	81	65	24.0%
Accounts receivable	1,429	1,318	8.4%
Inventories	1,195	1,187	0.7%
Other current assets	255	194	31.6%
Property, plant and equipment	348	322	8.2%
Goodwill and other intangible assets	670	689	(2.7)%
Other non-current assets	241	283	(14.9)%
Total assets	**4,220**	**4,058**	**4.0%**
Short-term borrowings	334	358	(6.8)%
Other current liabilities	1,023	1,029	(0.5)%
Long-term borrowings	1,706	1,606	6.2%
Other non-current liabilities	146	134	8.7%
Minority interests	55	87	(36.9)%
Shareholders' equity	956	844	13.4%
Total liabilities and shareholders' equity	**4,220**	**4,058**	**4.0%**
Additional balance sheet information			
Operating working capital	2,212	2,105	5.1%
Working capital	1,603	1,377	16.5%
Total borrowings, net	1,957	1,897	3.2%
Financial leverage	204.6%	224.8%	–

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	Nine Months 2001	Nine Months 2000	Change 2001/2000
Net sales	4,717	4,442	*6.2%*
Cost of sales	2,697	2,513	*7.3%*
Gross profit	**2,021**	**1,929**	***4.8%***
(in % of net sales)	*42.8%*	*43.4%*	*(0.6) PP*
Selling, general and administrative expenses (SG&A)	1,539	1,490	*3.3%*
(in % of net sales)	*32.6%*	*33.5%*	*(0.9) PP*
Depreciation and amortization (excl. goodwill)	61	55	*11.0%*
Operating profit	**420**	**384**	***9.4%***
(in % of net sales)	*8.9%*	*8.6%*	*0.3 PP*
Goodwill amortization	30	30	*2.1%*
Royalty and commission income	28	31	*(8.5)%*
Financial expenses, net	89	60	*49.8%*
Extraordinary income (see note)	1	0	*462.8%*
Income before taxes and minority interests	**330**	**326**	***1.3%***
(in % of net sales)	*7.0%*	*7.3%*	*(0.3) PP*
Income taxes	129	130	*(1.0)%*
(in % of income before taxes and minority interests)	*39.0%*	*39.9%*	*(0.9) PP*
Minority interests	17	19	*(9.5)%*
Net income	**184**	**177**	***4.1%***
(in % of net sales)	*3.9%*	*4.0%*	*(0.1) PP*
Net income per ordinary share (in euros)	**4.07**	**3.91**	***4.1%***

Note: Contribution from two shareholders relating to share option plan: expenses of the same amount included in selling, general and administrative expenses.
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	3rd Quarter 2001	3rd Quarter 2000	Change 2001/2000
Net sales	1,790	1,677	*6.8%*
Cost of sales	1,038	948	*9.4%*
Gross profit	**753**	**728**	***3.3%***
(in % of net sales)	*42.0%*	*43.4%*	*(1.4) PP*
Selling, general and administrative expenses (SG&A)	510	495	*3.0%*
(in % of net sales)	*28.5%*	*29.5%*	*(1.0) PP*
Depreciation and amortization (excl. goodwill)	21	20	*8.6%*
Operating profit	**222**	**214**	***3.6%***
(in % of net sales)	*12.4%*	*12.8%*	*(0.4) PP*
Goodwill amortization	10	10	*1.7%*
Royalty and commission income	9	11	*(17.0)%*
Financial expenses, net	30	25	*18.6%*
Extraordinary income (see note)	0	0	–
Income before taxes and minority interests	**191**	**190**	***0.7%***
(in % of net sales)	*10.7%*	*11.3%*	*(0.6) PP*
Income taxes	69	75	*(8.2)%*
(in % of income before taxes and minority interests)	*36.2%*	*39.7%*	*(3.5) PP*
Minority interests	8	10	*(19.6)%*
Net income	**114**	**105**	***9.0%***
(in % of net sales)	*6.4%*	*6.2%*	*0.1 PP*
Net income per ordinary share (in euros)	**2.51**	**2.31**	***9.0%***

Note: Contribution from two shareholders relating to share option plan: expenses of the same amount included in selling, general and administrative expenses.
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	Nine Months 2001	Nine Months 2000	Change 2001/2000
Net sales	4,717	4,442	*6.2%*
Cost of sales	2,697	2,513	*7.3%*
Gross profit	**2,021**	**1,929**	***4.8%***
(in % of net sales)	*42.8%*	*43.4%*	*(0.6) PP*
Selling, general and administrative expenses (SG&A)	1,539	1,490	*3.3%*
(in % of net sales)	*32.6%*	*33.5%*	*(0.9) PP*
Depreciation and amortization (excl. goodwill)	61	55	*11.0%*
Operating profit	**420**	**384**	***9.4%***
(in % of net sales)	*8.9%*	*8.6%*	*0.3 PP*
Goodwill amortization	30	30	*2.1%*
Royalty and commission income	28	31	*(8.5)%*
Financial expenses, net	89	60	*49.8%*
Extraordinary income (see note)	1	0	*462.8%*
Income before taxes and minority interests	**330**	**326**	***1.3%***
(in % of net sales)	*7.0%*	*7.3%*	*(0.3) PP*
Income taxes	129	130	*(1.0)%*
(in % of income before taxes and minority interests)	*39.0%*	*39.9%*	*(0.9) PP*
Minority interests	17	19	*(9.5)%*
Net income	**184**	**177**	***4.1%***
(in % of net sales)	*3.9%*	*4.0%*	*(0.1) PP*
Net income per ordinary share (in euros)	**4.07**	**3.91**	***4.1%***

Note: Contribution from two shareholders relating to share option plan: expenses of the same amount included in selling, general and administrative expenses.
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Consolidated Income Statements (IAS)

(euros in millions)	3rd Quarter 2001	3rd Quarter 2000	Change 2001/2000
Net sales	1,790	1,677	*6.8%*
Cost of sales	1,038	948	*9.4%*
Gross profit	**753**	**728**	***3.3%***
(in % of net sales)	*42.0%*	*43.4%*	*(1.4) PP*
Selling, general and administrative expenses (SG&A)	510	495	*3.0%*
(in % of net sales)	*28.5%*	*29.5%*	*(1.0) PP*
Depreciation and amortization (excl. goodwill)	21	20	*8.6%*
Operating profit	**222**	**214**	***3.6%***
(in % of net sales)	*12.4%*	*12.8%*	*(0.4) PP*
Goodwill amortization	10	10	*1.7%*
Royalty and commission income	9	11	*(17.0)%*
Financial expenses, net	30	25	*18.6%*
Extraordinary income (see note)	0	0	–
Income before taxes and minority interests	**191**	**190**	***0.7%***
(in % of net sales)	*10.7%*	*11.3%*	*(0.6) PP*
Income taxes	69	75	*(8.2)%*
(in % of income before taxes and minority interests)	*36.2%*	*39.7%*	*(3.5) PP*
Minority interests	8	10	*(19.6)%*
Net income	**114**	**105**	***9.0%***
(in % of net sales)	*6.4%*	*6.2%*	*0.1 PP*
Net income per ordinary share (in euros)	**2.51**	**2.31**	***9.0%***

Note: Contribution from two shareholders relating to share option plan: expenses of the same amount included in selling, general and administrative expenses.
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Segmental Information by Brand (Nine Months 2001)

(euros in millions)

	Net Sales			Gross Margin			Operating Profit		
	2001	2000	Change	2001	2000	Change	2001	2000	Change
adidas	3,831	3,692	*3.8%*	1,484 *38.7%*	1,531 *41.5%*	*(3.0)%* *(2.7) PP*	352	410	*(14.0)%*
Salomon	384	333	*15.2%*	167 *43.4%*	138 *41.4%*	*20.8%* *2.0 PP*	(4)	(10)	*62.6%*
TaylorMade-adidas Golf	438	359	*22.2%*	226 *51.6%*	181 *49.8%*	*24.9%* *1.8 PP*	55	49	*13.5%*
Mavic	43	42	*0.5%*	18 *43.2%*	16 *37.6%*	*15.4%* *5.6 PP*	7	4	*57.0%*
Total*	**4,717**	**4,442**	***6.2%***	**2,021** *42.8%*	**1,929** *43.4%*	***4.8%*** *(0.6) PP*	**420**	**384**	***9.4%***

Segmental Information by Region (Nine Months 2001)

(euros in millions)

	Net Sales			Gross Margin			Operating Profit		
	2001	2000	Change	2001	2000	Change	2001	2000	Change
Europe	2,446	2,268	*7.9%*	934 *38.1%*	946 *41.7%*	*(1.3)%* *(3.6) PP*	387	396	*(2.3)%*
North America	1,420	1,447	*(1.8)%*	549 *37.7%*	569 *39.3%*	*(3.5)%* *(1.6) PP*	129	167	*(22.8)%*
Asia	693	589	*17.8%*	332 *47.7%*	278 *47.2%*	*19.5%* *0.5 PP*	105	78	*34.3%*
Latin America	129	121	*6.7%*	51 *39.8%*	50 *41.2%*	*3.5%* *(1.4) PP*	13	15	*(14.1)%*
Total*	**4,717**	**4,442**	***6.2%***	**2,021** *42.8%*	**1,929** *43.4%*	***4.8%*** *(0.6) PP*	**420**	**384**	***9.4%***

* Difference in total due to HQ/Consolidation
Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

Financial Calendar 2002

February 7	2001 Preliminary Results released
March 7	2001 Full Year Results released Analyst and Press Conference Conference Call/Webcast
May 2	First Quarter Results released Conference Call/Webcast
May 8	Annual General Meeting (Fürth, Bavaria) Webcast
May 9	*Dividend paid**
August 7	First Half Year Results released Conference Call/Webcast
November 7	Nine Months Results released Conference Call/Webcast

* Subject to Annual General Meeting approval.

adidas-Salomon AG
Adi-Dassler-Strasse 1–2
91074 Herzogenaurach
Germany
Tel.: +49 (9132) 84-0
Fax: +49 (9132) 84-2241
Internet: www.adidas.com

Investor Relations:
Tel.: +49 (9132) 84-2920 / 3584
Fax: +49 (9132) 84-3127
Internet: www.adidas.com/investor
e-mail: investor.relations@adidas.de

adidas-Salomon is a member of DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA)



adidas adidas adidas EQUIPMENT SALOMON TaylorMade MAVIC

02 MAR 18 AM 8:3?

Überschrift:	Ad-hoc Mitteilung - englisch
Name des Emittenten:	adidas-Salomon AG
Tatsache gemäß § 15 WpHG:	**adidas and FC Bayern Munich agree on a unique strategic partnership**

adidas and FC Bayern Munich agree on a unique strategic partnership

Munich, Herzogenaurach, 18 September 2001 - adidas, the world's leading soccer brand, will remain official sponsor, official supplier and licensee of FC Bayern Munich until 2010. adidas and FC Bayern Munich will sign and announce a corresponding agreement today in Munich. At the same time, adidas is placing its more than 35 years of working together as partners with the current winner of the UEFA Champions League and German champion on a new, innovative basis. adidas-Salomon AG intends to acquire a 10% share of the, yet to be founded, FC Bayern Munich AG. A corresponding agreement will also be signed today. The purchase price for this 10% interest is, according to an existing first evaluation, expected to amount to 75 million euros. It is intended to raise this sum by using existing authorized capital, i.e. by issuing new shares.

Contact Investor Relations:

Natalie Knight
Dr. Charlotte Brigitte Looß
adidas-Salomon AG / Investor Relations
Tel. : +49 (0) 9132 84-2920
Please also visit our Investor Relations website at
www.adidas.com/investor

Contact Public Relations:

Jan Runau
adidas-Salomon AG / Global Public Relations
Tel. : +49 (0) 9132 84-3830
Mobile: +49 (0) 160 8843830

Anne Putz
adidas-Salomon AG / Corporate Media Relations
Tel. : +49 (0) 9132 84-2964
Mobile: +49 (0) 160 884 2964

adidas-Salomon

For immediate release

Herzogenaurach, January 31st, 2001

Robert Louis-Dreyfus and Christian Tourres to retire from the Executive Board - Herbert Hainer to take over as CEO effective March 8th

At its meeting yesterday evening, the Supervisory Board of adidas-Salomon AG appointed the current Deputy Chairman and Chief Operating Officer, Herbert Hainer, as CEO and Chairman of the Executive Board effective March 8th, 2001. Herbert Hainer succeeds Robert Louis-Dreyfus in this position. Robert Louis-Dreyfus, who has been CEO and Chairman of the Executive Board since April 7th, 1993, will leave the company, as announced last year. He will retire from office effective March 8th, 2001. Christian Tourres, currently Deputy Chairman of the Executive Board, will retire from the Executive Board on the same date. The Supervisory Board will propose to the Shareholders' Meeting the election of Christian Tourres to the Supervisory Board.

Contact: Jan Runau
adidas-Salomon AG/Head of Corporate PR and Global PR
Tel.: +49 (0) 9132 84-3830
Fax: +49 (0) 9132 84-2624
E-mail: jan.runau@adidas.de

adidas-Salomon

adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

We herewith invite our shareholders to the

Ordinary Shareholders' Meeting

which takes place

on Wednesday, May 8, 2002, 10:30 hrs

in the Fuerther Stadthalle, Rosenstrasse 50, 90762 Fuerth, Germany.

Agenda

[1] **Presentation of the adopted Annual Financial Statements of adidas-Salomon AG and of the Consolidated Financial Statements as of December 31, 2001**

Presentation of the Management Report of adidas-Salomon AG and of the Group Management Report as well as of the Supervisory Board Report for the fiscal year 2001

[2] **Resolution on the appropriation of retained earnings**

The Executive Board and the Supervisory Board propose to resolve on the appropriation of the retained earnings amounting to EUR 79,377,257.44 as follows:

Payment of a dividend of EUR 0.92 per no-par-value share on the stock capital (fully dividend-entitled) of EUR 116,093,952.00. The dividend shall be payable on May 9, 2002. The remaining amount shall be carried forward to new account.

Total dividend	EUR 41,721,264.00
Carried forward to new account	EUR 37,655,993.44
Retained Earnings	EUR 79,377,257.44

[3] **Resolution on the ratification of the actions of the Executive Board for the fiscal year 2001**

The Executive Board and the Supervisory Board propose the ratification of the actions of the Executive Board members for the fiscal year 2001, including the members who retired in 2001.

[4] **Resolution on the ratification of the actions of the Supervisory Board for the fiscal year 2001**

The Executive Board and the Supervisory Board propose the ratification of the actions of the Supervisory Board members for the fiscal year 2001, including the members who retired in 2001.

[5] **Resolution on the simplification of the participation in the Shareholders' Meeting and of the exercise of voting rights in the Shareholders' Meeting as well as of the convocation of the Supervisory Board meetings and its resolutions; alteration and amendment of § 14 section 1, § 15 section 6, § 20 sections 1 and 4, § 21 section 2 as well as of § 22 section 2 of the Articles of Association**

The German Act on Registered Shares and Simplification of Voting (NaStraG) creates the possibility of using to a certain extent modern means of information technology for holding shareholders' meetings. The Corporation wishes to use the possibilities offered by NaStraG in order to be able to make it easier for shareholders in the future to grant proxies, to attend shareholders' meetings and to participate in votes. Moreover, it shall also be possible to broadcast shareholders' meetings via the internet or via other modern media. The convocation of Supervisory Board meetings as well as the passing of resolutions by the Supervisory Board members shall in future be possible through all means of electronic telecommunication. NaStraG permits the lifting of the restrictions up to now contained in the Corporation's Articles. Finally, the provisions of the Articles of Association on the participation in the Shareholders' Meeting have to be adjusted in accordance with the regulations provided by NaStraG.

The Executive Board and the Supervisory Board therefore propose to resolve as follows:

(a) In § 14 section 1 3rd sentence of the Articles of Association, the words "telex, cable or by telecopy" shall be deleted and replaced by the words "or by any other means of electronic telecommunication".

§ 14 section 1 of the Articles of Association now therefore reads as follows:

"1. The meetings of the Supervisory Board shall be called by the Chairman or, in case he should be prevented from performing this duty, by a deputy by written notice given at least 14 days prior to the meeting. For computation of such period both the day of posting of the invitation and the day of the meeting are not counted. In urgent cases the Chairman may shorten this period and call the meeting orally, by telephone or by any other means of electronic telecommunication."

b) In § 15 section 6 1st sentence of the Articles of Association, the words "in writing, by cable, telephone, telex or telefax or by a video conference" shall be deleted and replaced by the words "in writing or by telephone or by any other electronic means of telecommunication". In § 15 section 6 2nd sentence, the words "by telephone or on occasion of a video conference" shall be replaced by the words "not in written form". § 15 section 6 2nd sentence of the Articles of Association in its now amended version shall become the 3rd sentence of the Articles of Association. Additionally, § 15 section 6 of the Articles of Association shall be amended by the following new 2nd sentence: "There shall be no right of objection, if the resolutions are taken in such a manner that the members of the Supervisory Board participating therein are connected with one another by means of electronic telecommunication and are in a position to discuss the subject of the resolution." The former 3rd sentence shall become the 4th sentence. § 15 section 6 of the Articles of Association now therefore reads as follows:

"6. Notwithstanding the right of every Supervisory Board member to submit written votes through other Supervisory Board members, a resolution may also be passed in writing or by telephone or by any other electronic means of telecommunication, if the Chairman of the Supervisory Board or, in case he should be prevented from doing so, a deputy directs so for special reasons, and provided that none of the members object thereto. There shall be no right of objection, if the resolutions are taken in such a manner that the members of the Supervisory Board participating therein are connected with one another by means of electronic telecommunication and are in a position to discuss the subject of the resolution. Resolutions passed not in written form shall subsequently be confirmed in writing. In all other respects the above provisions shall apply mutatis mutandis."

(c) § 19 of the Articles of Association shall be amended by the following section 4:

"4. The Corporation may allow the participation in the shareholders' meeting by means of electronic telecommunication, as far as permitted by statute."

(d) § 20 section 1 of the Articles of Association on the participation in the Shareholders' Meeting shall be adjusted in accordance with the new legal provisions on the period of deposit.

§ 20 section 1 of the Articles of Association now therefore reads as follows:

"1. *Only those shareholders who deposit their shares no later than 7 days before the Shareholders' Meeting until the end of business hours with the Corporation, a German notary, a bank for central depository of securities or with any other place to be designated in the public announcement, and who leave them there until the end of the Shareholders' Meeting, are entitled to participate in the Shareholders' Meeting, to submit motions and to exercise their voting rights. If the last day when shares may be deposited is a Sunday, Saturday or public holiday at the place where the shares are deposited, then the deposit must be made no later than on the following working day. For the purpose of depositing shares at one of the aforementioned persons or entities where shares may be deposited, it shall be deemed sufficient if the shares shall be blocked at a credit institution until the end of the Shareholders' Meeting with the consent of the respective depository person or entity."*

(e) § 21 section 2 of the Articles of Association shall be replaced in its entirety by the following provision:

"2. *The shareholder may appoint a proxy to represent him at the Shareholders' Meeting. For the granting of such proxy, the form required by law shall apply. The Corporation may determine that proxies can be granted via electronic media or via telefax and it may provide for the details of the manner of granting such proxies. The details shall be published in the invitation to the Shareholders' Meeting."*

(f) § 22 section 2 of the Articles of Association shall be supplemented by the following 2nd sentence:

"He may allow the participation in the Shareholders' Meeting, its transmission as well as the participation in votes or the exercise of further participation rights of the shareholders by means of electronic or other media, as far as permitted by statute."

§ 22 section 2 of the Articles of Association now therefore reads as follows:

"2. *The Chairman presides over the meeting and determines the order of the items of discussion as well as the form of voting. He may allow the participation in the Shareholders' Meeting, its transmission as well as the participation in votes or the exercise of further participation rights of the shareholders by means of electronic or other media, as far as permitted by statute."*

[6] Amendment of the Authorization Resolution passed by the Shareholders' Meeting on May 20, 1999 within the scope of the Contingent Capital for the purpose of granting stock options to members of the Executive Board and to Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further executives and senior executives; amendment of § 4 section 5 of the Articles of Association

On May 20, 1999 the Corporation's Shareholders' Meeting resolved under item 11 on the creation of a contingent capital in an amount of up to EUR 3,500,000 for the purpose of granting up to 1,367,187 stock options to members of the Executive Board of the Corporation and to Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and of its affiliated companies (the "Contingent Capital"). At the same time § 4 of the Articles of Association was supplemented by a new section 5. The Executive Board and the Supervisory Board were authorized by the Shareholders' Meeting to issue stock options in accordance with the Contingent Capital and the terms and conditions established in the authorization resolution.

The Contingent Capital determines inter alia that the stock options may first be exercised after expiration of a waiting period of two years and that the exercise is only possible during certain exercise periods. During each calendar year there are three exercise periods. The term of the stock options commences upon their issue and ends upon termination of the third exercise period after expiration of the waiting period. If the waiting period ends during an exercise period, such exercise period shall not be part of the calculation. If stock options are not or cannot be exercised by the end of their term, they shall be forfeited without substitution.

Based on these provisions, the term of the stock options amounts to approx. three years, two years of which are calculated as the waiting period, during which the stock options cannot be exercised. Experience has shown that the term following the waiting period of only one year is too short for the exercise of stock options and does not achieve the necessary motivational effect. A large number of companies have therefore issued stock options with longer terms, usually of at least five years, which provide for exercise periods of two to three years. The Executive Board and the Supervisory Board are of the opinion that adidas-Salomon AG must also have the possibility of issuing stock options with terms and exercise periods corresponding to the stock options of other comparable companies and which in view of the business cycles can develop a greater motivational effect. Accordingly, the Executive Board and the Supervisory Board shall be given the possibility of extending the terms of stock options already granted, thus increasing the number of exercise periods. At the same time, it is intended to create the possibility for the Executive Board and the Supervisory Board of shortening the term for individual tranches, if necessary.

As the Contingent Capital does not provide absolute performance targets, which regardless of the period of time that has elapsed only need to be met once, but instead relative performance targets which focus on how much time has elapsed since the issue of the stock options (performance targets are: annual increase of stock market price by 8% or by 1% above annual average of competitor group), the advantages of the extension of the term prevail in the opinion of the Executive Board and of the Supervisory Board, as one can expect that any possible change of the value of the stock options stands facing quite significant motivational incentives for the holders of stock options.

The Executive Board and the Supervisory Board therefore propose to resolve as follows:

(a) Section (a) sub-section 6 of the Contingent Capital resolved by the Shareholders' Meeting of the Corporation on May 20, 1999 shall be replaced in its entirety by the following provision:

"6. Term: The term of such stock options shall commence upon issue of the stock options and end upon expiration of the ninth exercise period following expiration of the waiting period. Should the waiting period end during an exercise period, then such exercise period shall not form part of the calculation."

(b) Under section (a) sub-section 11 ("Further Exercise Conditions") the 4th and 5th sentence shall be replaced in their entirety by the following provisions:

"The terms and conditions governing the exercise of a tranche of stock options may limit the number of exercise periods to less than nine, however, not to less than three exercise periods. In such case, the term of the options ends with the expiration of the exercise period, which has been fixed last for the specific tranche."

(c) The Executive Board and the Supervisory Board shall be authorized, each within the scope of their responsibilities, to offer to the beneficiaries for any stock options already granted in accordance with the Contingent Capital of May 20, 1999, to adjust the term in accordance with the changes resolved on under section (a) sub-section 6 and section (a) sub-section 11.

In § 4 section 5 2nd sentence of the Articles of Association of the Corporation, the words "as more fully described in the provisions of the authorization resolution adopted by the Ordinary Shareholders' Meeting on May 20, 1999." shall be replaced by the following words: "as more fully described in the provisions of the authorization resolution adopted by the Ordinary Shareholders' Meeting on May 20, 1999 in the version of the resolution of the Shareholders' Meeting of May 8, 2002."

§ 4 section 5 of the Articles of Association now therefore reads as follows:

"5. *The Corporation's stock capital shall be increased conditionally by up to EUR 3,500,000 through the issue of not more than 1,367,187 no-par-value shares (Contingent Capital). The Contingent Capital increase shall serve exclusively to grant up to 1,367,187 stock options to members of the Executive Board, as well as to Managing Directors/ Senior Vice Presidents of its affiliated companies as well as further senior executives and executives of the Corporation and of its affiliated companies as more fully described in the provisions of the authorization resolution adopted by the Ordinary Shareholders' Meeting on May 20, 1999 in the version of the resolution of the Shareholders' Meeting of May 8, 2002. It shall be implemented only to the extent that these stock options are exercised. The new shares shall carry dividend rights from the commencement of the fiscal year in which the shares are issued."*

[7] Resolution on the extension of the term and of the scope of the Authorized Capital pursuant to § 4 section 4 of the Articles of Association

The Shareholders' Meeting of the Corporation of May 28, 1997 resolved on the Authorized Capital provided for in § 4 section 4 of the Corporation's Articles of Association, the wording of which, after conversion to Euro, is as follows:

"4. The Executive Board shall be entitled for the duration of 2 years effective from the entry of the new § 4 section 4 of the Articles of Association with the Commercial Register, subject to Supervisory Board approval, to increase the stock capital by issuing new shares against contributions in cash or in kind once or several times by no more than EUR 3,579,043.17 altogether. The Executive Board may, subject to Supervisory Board approval, exclude the preemptive rights of the shareholders."

The essential purposes of the Authorized Capital and of the possible exclusion of subscription rights according to the Report of the Executive Board addressed to the Shareholders' Meeting of May 28, 1997 under item 5 of the agenda (Federal Gazette No. 70 of April 15, 1997) pursuant to § 203 section 2 2nd sentence together with § 186 section 4 2nd sentence of the German Stock Corporation Act (AktG) were the acquisition of participations in companies active in the fields of production and distribution of sporting goods, the acquisition of licenses for the marketing of names and logos of sports clubs in Germany and abroad as well as the granting of shares to employees.

The entry of the Authorized Capital and of the according changes of the Articles of Association into the Commercial Register of the Local Court Fuerth was effected on October 10, 2000, following the final and absolute rejection through the Federal Supreme Court of an action for rescission.

As the rescission proceedings lasted for several years, it was not possible up to now to use the Authorized Capital for the originally intended purposes. Moreover, it has become clear since the passing of the resolution in 1997 that there is a need to be in the position to issue shares flexibly and quickly also in cases apart from the ones named in the former Executive Board Report.

In the opinion of the Executive Board, it is therefore necessary to extend both the term of the Authorized Capital and of the authorization for the exclusion of subscription rights of shareholders and the scope of purposes accordingly. The Executive Board and the Supervisory Board of the Corporation therefore propose that the Shareholders' Meeting resolve to extend the authorization of the Executive Board, resolved by the Shareholders' Meeting of May 28, 1997 but up to now not used, to increase the Corporation's stock capital, if necessary under exclusion of the subscription rights of shareholders, by up to EUR 3,579,043.17 until May 31, 2005, and to expand the scope of the purposes of the authorization. For this reason, § 4 section 4 of the Articles of Association shall be re-worded as follows:

"4. The Executive Board shall be entitled until May 31, 2005, subject to Supervisory Board approval, to increase the stock capital by issuing new shares against contributions in cash or in kind once or several times by no more than EUR 3,579,043.17 altogether. The Executive Board may, subject to Supervisory Board approval, exclude the preemptive rights of the shareholders."

Relating to the abovementioned purpose, the Executive Board, in accordance with § 203 section 2 2nd sentence together with § 186 section 4 2nd sentence of the German Stock Corporation Act (AktG), reports to the Shareholders' Meeting as follows:

The authorization for the issue of new shares to be granted to the Executive Board under § 4 section 4 of the Articles of Association of the Corporation includes the authorization to exclude the statutory subscription rights of the shareholders, subject to Supervisory Board approval. Such authorization shall serve the following purposes:

(1) The proposed new wording of § 4 section 4 of the Articles of Association shall first of all enable the Executive Board and the Supervisory Board to have at their disposal authorized capital not only for the purpose of raising capital but also for the acquisition of participations and companies as contribution in kind against issue of shares of the Corporation. In the past, it has repeatedly turned out that potential sellers of participations or companies, the acquisition of which is in the interest of the Corporation, have a strong interest in receiving shares of the Corporation instead of a cash payment. This provision of the Articles of Association therefore puts the Executive Board and the Supervisory Board in the position to react flexibly in such cases.

As already in the past, the Executive Board is continuously considering opportunities for the Corporation to acquire companies or participations in companies, which are doing business in the fields of production and distribution of sporting goods or are active in any other way in the sports sector. The contribution of such participations or companies as contribution in kind against issue of shares is in the interest of the Corporation, if the acquisition leads to a consolidation or strengthening of the market position of the adidas-Salomon Group. Such participations or companies may also be contributed to a subsidiary of the Corporation, if necessary.

In order to be in a position to quickly and flexibly take into account the interest of sellers in a payment in the form of shares of the Corporation in case of a successful conclusion of such agreements, it is necessary that the Executive Board is authorized, subject to Supervisory Board approval, to issue new shares against contributions in kind excluding the subscription rights of shareholders. As the volume of the new shares will be limited and the shares shall be issued at a value linked with the stock exchange price, interested shareholders have the possibility, following the exercise of the Authorized Capital for the aforementioned purposes of acquiring a company or participation, subscription rights excluded, to buy shares via the stock exchange at stock exchange value and therefore at essentially comparable conditions.

Based on the above considerations, in the opinion of the Executive Board, the proposed purpose of the Authorized Capital is in the interest of the Corporation and can justify in an individual case to exclude the subscription rights of shareholders and therefore their possibility to maintain their share ratio in the Corporation by participating in the capital increase. The Executive Board and the Supervisory Board will therefore examine each individual case of an acquisition and weigh up whether the acquisition against issue of shares, subscription rights excluded, is in the predominant interest of the Corporation.

(2) The proposed new wording of § 4 section 4 of the Articles of Association shall further enable the Executive Board and the Supervisory Board to use the Authorized Capital also for the contribution of licenses and industrial property rights as well as other intangible property rights as contribution in kind against issue of shares of the Corporation.

The Executive Board is constantly negotiating with various clubs in Germany and abroad the conclusion of sponsorship agreements, which shall enable the Corporation to exploit the known names and logos of these sports clubs under license for the marketing of products of the adidas-Salomon Group. In the course of such negotiations, the clubs often indicate that they may insist on a payment through shares of the Corporation.

In order to be able to conclude the sponsorship agreements which are in the interest of the Corporation under such conditions, the Executive Board shall have the possibility, subject to Supervisory Board approval, to issue new shares excluding the subscription rights of shareholders.

The Executive Board moreover assumes that in the future there will be an increased amount of opportunities to indirectly or directly acquire licenses in names or other personal features of athletes against the granting of shares. It is also being considered to acquire according industrial property rights and intangible property rights of athletes, such as brands.

Lastly, the Executive Board considers it to be probable that in the future there will be an increased amount of opportunities for the Corporation to directly or indirectly acquire patents or licenses in patent rights, the exploitation of which is in the interest of the Corporation for products of the adidas-Salomon Group which already exist, are in the process of being developed or are yet to be developed. Also in this regard, the Executive Board has to be given the possibility, subject to Supervisory Board approval, to issue shares of the Corporation as consideration for the assignment of such patents or resp. for the granting of patent licenses, if the holders of such patents wish to receive a payment in form of shares.

The acquisition of the licenses, patents and other industrial property rights/intangible property rights from sports clubs, athletes or resp. patent holders will be carried out either through the Corporation or through one of its subsidiaries. If necessary, the acquisition will not be made directly from the respective club or athlete, but from companies or third parties which have acquired the according rights from the club or athlete. It is also possible that the consideration granted by the Corporation will be made up both of shares as well as of cash funds (royalties).

The evaluation of the licenses or resp. patents and other industrial property rights/intangible property rights to be acquired by the Corporation directly or indirectly, shall be carried out in accordance with market-oriented principles, if necessary, on the basis of an expert valuation. The evaluation of the shares to be granted by the Corporation shall be linked with the stock exchange price.

The issue of shares will be in the interest of the Corporation with regard to the aforementioned cases, if the exploitation of the licenses or resp. of the patents and other industrial property rights/intangible property rights promises significant advantages for the Corporation for the marketing and advertising and/or development of its products and if the acquisition of the license or of the industrial property right is not possible against cash payment or only at a higher price and at the cost of the liquidity of the Corporation. This will be examined and weighed up by the Executive Board on an individual basis, when deciding about the use of the Authorized Capital.

As in a particular case it may turn out that the clubs, athletes and patent holders are willing to contribute the licenses, patents or resp. the other industrial property rights only against the granting of shares of the Corporation, the Executive Board has to have the possibility of issuing new shares, excluding the subscription rights of shareholders, subject to Supervisory Board approval. The previous shareholders shall have the possibility of acquiring more shares through the stock exchange at the stock price and therefore at essentially comparable conditions.

Based on the above considerations, for lack of a significant detriment of the interest of the shareholders, the exclusion of subscription rights in case of the acquisition of licenses, patents and other industrial property rights/intangible property rights may be justified. The Executive Board and the Supervisory Board will examine each case and weigh up whether an exercise of the authorized capital for the aforementioned purposes, excluding the subscription rights, is in the predominant interest of the Corporation.

(3) Lastly, the Executive Board, based on the authorized capital pursuant to § 4 section 4 of the Articles of Association, shall receive the possibility to grant shares to employees of the Corporation and of affiliated companies (employee shares). If the authorization is exercised for this third purpose, the issue shall principally be effected against contributions in cash. At the moment it is not possible to make any statements with regard to the respective share price. The Executive Board will reasonably determine the price of the shares to be issued, taking into consideration the interests of the Corporation and of its shareholders as well as the respective purpose. Hereby, the issue price of the new shares shall go below the current stock exchange price of the already traded shares at the most only as far as such is customary for employee shares.

The Executive Board Report to be made to the Shareholders' Meeting in accordance with § 203 section 2 2nd sentence together with § 186 section 4 2nd sentence AktG, which has been printed hereabove in its entire wording, will be available for inspection from the date of the convocation of the Shareholders' Meeting on May 8, 2002 at the place of business of the Corporation as well as at the Shareholders' Meeting. Upon request, every shareholder may receive a copy of the report.

[8] Resolution on the authorization of the acquisition of own shares in accordance with § 71 section 1 No. 8 of the German Stock Corporation Act (AktG)

The Executive Board and the Supervisory Board propose to resolve as follows:

(a) The Corporation shall be authorized to acquire own shares in an aggregate amount of up to 10% of the current stock capital for any permissible purpose. The authorization shall become effective as of May 8, 2002 and shall be valid until November 7, 2003.

The acquisition shall be made through the stock exchange or through a public purchase offer addressed to all shareholders.

- In case of an acquisition through the stock exchange, the price paid by the Corporation per share (without supplementary costs) may not be more than 10% above or below the average market price of the adidas-Salomon shares at the close of business of the Xetra system (or of a corresponding successor system) at the Frankfurt Stock Exchange during the three trading days preceding the acquisition.

- In case of a public purchase offer, the price paid by the Corporation per share (without supplementary costs) may not be more than 15% above or below the average market price of the adidas-Salomon shares at the close of business of the Xetra system (or of a corresponding successor system) at the Frankfurt Stock Exchange from the sixth to the third trading day preceding the publication of the purchase offer. If a public purchase offer has been oversubscribed, the acceptance must be made by quotas. A preferred acceptance of smaller amounts of up to 100 units offered per shareholder may be provided for.

(b) The Executive Board shall be authorized, subject to Supervisory Board approval, to sell the acquired own shares also through ways other than the stock exchange or a public purchase offer made to all shareholders, provided that the shares are sold against cash and at a price which, at the time of the sale, is not significantly under the market price of shares of the Corporation with comparable terms. The number of the shares thus sold and the number of new shares issued in accordance with any authorizations for the issue of shares from authorized capital with subscription rights excluded pursuant to § 186 section 3 4th sentence AktG, as well as the convertible bonds and bonds with warrants issued in accordance with any authorizations pursuant to § 221 section 4, § 186 section 3, 4th sentence AktG, together may not exceed the aggregate amount of 10% of the stock capital.

(c) The Executive Board shall moreover be authorized, subject to Supervisory Board approval, to use own shares of the Corporation acquired in accordance with this authorization for the introduction of shares of the Corporation at foreign stock exchanges, at which the shares of the Corporation are not yet traded. The price at which such shares will be introduced at further stock exchanges may not be significantly below the average market price of the adidas-Salomon shares at the close of business of the Xetra system (or of a corresponding successor system) at the Frankfurt Stock Exchange from the sixth to the third trading day preceding the introduction of the share at a foreign stock exchange.

(d) The Executive Board shall further be authorized, subject to Supervisory Board approval, to offer or to assign own shares of the Corporation acquired in accordance with this authorization to third parties for the purpose of acquiring companies, parts of companies or participations in companies.

(e) The Executive Board shall further be authorized, subject to Supervisory Board approval, to offer or to sell own shares acquired in accordance with this authorization to third parties who in turn shall assign to the Corporation or one of its subsidiaries, for the purpose of marketing and developing products of the adidas-Salomon Group, industrial property rights or resp. intangible property rights of athletes, sports clubs and other third parties, such as, in particular, patents, brands, names and logos or who grant licenses in such rights.

(f) The Executive Board shall additionally be authorized, subject to Supervisory Board approval, to redeem own shares acquired in accordance with this authorization without further resolution of the Shareholders' Meeting.

(g) The rights of shareholders to subscribe own shares shall be excluded insofar as such shares are used in accordance with the authorizations stipulated under (b), (c), (d) and (e) above. The authorizations to acquire own shares, to resell or respectively to redeem them, may be used once or several times, in whole or in parts.

Report of the Executive Board on item 8 of the Agenda (Authorization to acquire own shares) in accordance with § 71 section 1 No. 8, § 186 section 4 2nd sentence of the German Stock Corporation Act (AktG)

Item 8 of the Agenda contains the proposal to authorize the Corporation pursuant to § 71 section 1 No. 8 AktG and in accordance with common corporate practice to acquire own shares until November 7, 2003 in an aggregate amount of up to 10% of the current stock capital.

When acquiring own shares, the principle of equal treatment according to § 53a AktG must be observed. The proposed acquisition of shares through the stock exchange or through a public purchase offer takes this principle into account. Insofar as a public offer has been oversubscribed, the acceptance must be made by quotas. A preferred acceptance of smaller amounts of up to 100 units offered per shareholder may be provided for. This possibility serves to avoid fractional amounts when fixing the share quotas to be acquired and smaller residual amounts and shall therefore facilitate the technical procedure.

In accordance with the proposed authorization, the own shares acquired by the Corporation may either be redeemed – which reduces the capital – or resold through a public offer to all shareholders or through the stock exchange. With the last two possibilities of redisposing of the acquired own shares, the shareholders' right of equal treatment is also observed in case of the redisposal.

The proposed authorization, in accordance with the legal provisions under § 71 section 1 No. 8 5th sentence AktG, further provides that the Executive Board, subject to Supervisory Board approval, may also redispose of the acquired own shares in ways other than through the stock exchange or through a public offer to all shareholders, if the acquired own shares are sold against cash in accordance with § 186 section 3 4th sentence AktG, at a price which, at the time of the sale or assignment, is not essentially below the stock exchange price of the shares of the Corporation with comparable terms. The final determination of the price at which the own shares are to be sold shall be made in accordance with this provision shortly before the resale of own shares.

The possibility of reselling own shares through a way other than the stock exchange or through a public offer to all shareholders is in the interest of the Corporation and of the shareholders, as through a resale of own shares, for example to institutional investors, additional shareholders in Germany and abroad may be attracted. The Corporation will moreover be enabled to adjust its equity to the respective business requirements and to react to favorable capital market situations quickly and flexibly. The financial as well as voting interests of the shareholders are observed. In view of the low volume, the shareholders do not suffer any disadvantages, as the shares sold excluding the subscription rights of shareholders may only be sold at a price which at the time of the sale is not essentially below the market price of adidas-Salomon shares with comparable terms. The shareholders may therefore acquire a number of shares necessary to maintain their participation ratio through the stock exchange at approximately comparable conditions.

Though there are currently no specific plans, the Corporation shall moreover have the possibility of using own shares for the introduction at foreign stock exchanges, at which they are presently not listed. The possibility of raising capital at the market at any time and at appropriate conditions may become highly important for the future business development. The introduction of the share at foreign stock exchanges would broaden the shareholder basis abroad and increase the share's appeal as investment opportunity. In order to successfully introduce the share at a foreign stock exchange, it may become necessary to have a certain flexibility when determining the price. The Executive Board and the Supervisory Board will make use of this flexibility only as far as this is necessary after consultation with the accompanying banks.

Moreover, the Corporation shall have the possibility of being able to offer own shares as contribution within the scope of joint ventures with other companies or within the scope of the acquisition of a company, of parts of a company or of a participation therein. International competition and the globalization of the economy increasingly demand this type of consideration. The price at which own shares are used in this case will depend on the respective circumstances of the individual case and of the point of time. When determining the price, the Executive Board and the Supervisory Board will act in accordance with the interests of the Corporation.

Lastly, the Corporation shall be given the possibility of having at its disposal own shares in consideration for the assignment of industrial property rights or resp. intangible property rights of athletes and sports clubs, such as for example brands, names and logos, to the Corporation or to one of its subsidiaries for the purpose of marketing products of the adidas-Salomon Group. Additionally, the own shares shall be available as consideration for the indirect or direct acquisition through the Corporation of licenses in such rights. Moreover, the Corporation shall be able to use own shares also for the acquisition of patents and patent licenses, the exploitation of which is in the interest of the Corporation for the marketing and development of existing and new products of the adidas-Salomon Group. Experience shows that athletes, sports clubs and third parties who own industrial property rights and intangible property rights of athletes and sports clubs as well as patent owners are sometimes willing to assign rights or to grant a license in such rights only in exchange for shares or, in case of a cash payment, only at a significantly higher price. The evaluation of the intangible property rights or resp. of the license rights, provided that own shares will be used for the acquisition of such, shall be carried out in accordance with market-oriented principles. The evaluation of the shares to be granted by the Corporation shall be linked with their stock exchange price.

The decision, whether own shares of the Corporation will be granted as consideration for the described possibilities of acquiring companies and participations as well as patents and other industrial property rights or resp. intangible property rights and according license rights, shall be taken by the Executive Board, subject to Supervisory Board approval, for each individual case and in consideration of the interests of the Corporation in the specific measure, of the necessity of granting shares and of the evaluation.

The authorization for the acquisition and for the sale of own shares with respect to these possibilities shall serve the same purposes as the extension of the term and scope of the authorized capital pursuant to § 4 section 4 of the Articles of Association proposed under agenda item 7. In this regard, the Executive Board refers to the statements made in its report on the authorized capital and on the exclusion of subscription rights under agenda item 7. The Corporation therefore has the possibility of paying for companies and participations as well as for patents and other industrial property rights, intangible property rights and license rights both with shares issued by the Corporation from the authorized capital and with own shares previously reacquired. Whether in this respect own shares acquired in accordance with the reacquisition authorization or whether the authorized capital pursuant to § 4 section 4 of the Articles of Association, if applicable in this event, shall be used, will be decided by the Executive Board, subject to Supervisory Board approval.

The Executive Board Report to be made to the Shareholders' Meeting in accordance with § 71 section 1 No. 8 together with § 186 section 4 2nd sentence AktG, which has been printed hereabove in its entire wording, will be available for inspection from the date of the convocation of the Shareholders' Meeting on May 8, 2002 at the place of business of the Corporation as well as at the Shareholders' Meeting. Upon request, every shareholder may receive a copy of the report.

[9] Appointment of the Auditor and the Group Auditor for the fiscal year 2002

The Supervisory Board proposes to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as Auditor and Group Auditor for the fiscal year 2002.

Notes on the participation in the Shareholders' Meeting and the exercise of voting rights

Only those shareholders who deposit their shares by Friday, May 3, 2002 at the latest, until the end of business hours with the Corporation, a German notary, a bank for central depository of securities or with one of the banks and their German branches designated hereafter, and who leave them there until the end of the Shareholders' Meeting, are entitled to participate in the Shareholders' Meeting, to submit motions and to exercise their voting rights:

Dresdner Bank AG
UBS Warburg AG
Deutsche Bank AG
Bayerische Landesbank Girozentrale
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
DG BANK Deutsche Genossenschaftsbank AG
Westdeutsche Landesbank Girozentrale

For the purpose of depositing shares at one of the persons or entities where shares may be deposited, it shall be deemed sufficient if the shares shall be blocked at a credit institution until the end of the Shareholders' Meeting with the consent of the respective depository person or entity.

In case the shares are deposited with a German notary or a bank for central depository of securities, the confirmation to be issued thereon shall be submitted to the Corporation no later than on the first working day after the period for the deposit of the shares has expired, i.e. on Monday, May 6, 2002.

The shareholder may also exercise his voting right in the Shareholders' Meeting through an authorized representative, e.g. through a bank administrating securities accounts or through a shareholders' association or any different person of his choice.

Herzogenaurach, March 2002

adidas-Salomon AG
The Executive Board